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                               August 2, 2021

       Jorge de Pablo
       Chief Executive Officer
       Enphys Acquisition Corp.
       216 East 45th Street
       13th Floor
       New York, NY 10017

                                                        Re: Enphys Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 15, 2021
                                                            File No. 333-257932

       Dear Mr. de Pablo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed July 15, 2021

       Expression of Interest, page 20

   1. We note your disclosure that the anchor investors have expressed an interest to purchase an aggregate of 50% of
the units sold in this offering. Please revise your disclosure to identify the anchor
investors and the percentage each of them may purchase. Please disclose the potential
material impact on the public investors, such as affect on liquidity, and add risk factor
disclosure as appropriate.
   2. You disclose that if the anchor investors purchased units in this offering and vote the shares underlying such
units in favor of a business combination, a    smaller portion    of
                                                        affirmative votes from
other public stockholders would be required to approve a business
 Jorge de Pablo
Enphys Acquisition Corp.
August 2, 2021
Page 2
      combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor investors' interest in founder shares may provide an incentive to vote in favor of any business combination.
3. Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameJorge de Pablo
                                                             Division of
Corporation Finance
Comapany NameEnphys Acquisition Corp.
                                                             Office of Trade &
Services
August 2, 2021 Page 2
cc:       Jason McCaffrey
FirstName LastName